

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046837

March 9, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Re: State Street Corporation
Incoming letter dated March 2, 2005

Dear Mr. Jorstad:

This is in response to your letters dated March 2, 2005, March 7, 2005 and March 8, 2005 concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. On March 1, 2005, we issued our response expressing our informal view that State Street could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.



RECD S.E.C.
MAR 1 1 2005
1086

Sincerely,

Martin P. Dunn/JAI

Martin P. Dunn
Deputy Director

cc: Edward D. Farley
Clerk
State Street Corporation
State Street Financial Center
One Lincoln Street
Boston, MA 02111



PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

Wednesday, March 2, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Mr. Mark Vilardo, Esq. – Special Counsel
Office of the Chief Counsel – Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Reconsideration/Appeal of "No-Action Letter"

Dear Mr. Vilardo:

Yesterday, I received a copy of the Staff's no-action letter from the registrant. Thank you, once again, for the time your colleagues and you took reviewing this matter. Also, thank you for instructing the registrant to provide me with prompt notification of the no-action letter. Doing so prevented a repeat of the registrant's shenanigans of March 2000, and allows me to take appropriate and timely appellate action.

To that end, this letter will serve to notify you that – by Monday, March 7, 2005 – I will tender a formal request for reconsideration to the Staff and full Commission. Title 17 of the Code of Federal Regulations, Section 202.1(d) reads as follows in relevant part:

> The staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex, although the granting of a request for an informal statement by the Commission is entirely within its discretion.

In accordance with Rule 14a-8(j)(1), the registrant must file its no-action letter request with the Commission "no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." State Street filed its request on December 22, 2004. Accordingly, its definitive proxy statement and form of proxy may not be filed before Saturday, March 12, 2005 (or, Monday, March 14, 2005, applying computation of time principles, and in view of EDGAR's limitations on weekend filings).

Moreover, I am aware that I have a private right of action arising under Rule 14a-8. For example, please see *Roosevelt v. E. I. Du Pont de Nemours & Co.*, 958 F.2d 416 (D.C. Cir. 1992). Before pursuing declaratory and/or injunctive relief against the registrant, however, I think it is prudent to first exhaust my administrative remedies with the Commission. Should it become necessary to seek such judicial relief, however, I would also seek attorneys' fees.[1] My forthcoming request for Staff reconsideration will cite to numerous SEC Staff no-action letters and federal court precedents, which suggest that a more appropriate response from the Staff (especially in light of the registrant's defective notice letter and other shenanigans) would have been to permit the revised shareholder proposal that I tendered by letter dated January 18, 2005 to be included in the Corporation's proxy materials.[2]

Rule 14a-8(g) clearly states that the registrant bears the burden of proof for explaining why it may be permitted to exclude a shareholder's Rule 14a-8 proposal. The Staff's no-action letter gives tacit sanction to the course of conduct that State Street and its legal counsel has pursued. To my mind, this does not promote the public policy principles of the Exchange Act or of Rule 14a-8. Indeed, if the Staff of the Commission were to simply review the no-action letter materials in *State Street Corporation*, 2000 SEC No-Act. LEXIS 312 (Mar. 2, 2000), and compare the registrant's arguments and tactics then to Staff Legal Bulletins 14 and 14B, it would become clear that the registrant has a fundamental lack of respect for the entire Rule 14a-8 process.[3]

In *Sensar Corporation*, 2001 SEC No-Act. LEXIS 574 (May 15, 2001), the Staff issued a second no-action response, to take into account additional material received from the proponent. I urge the Staff to consider doing so here as well, and to revise its guidance in this matter to notify the registrant that – upon further review and after taking into account the additional information I provided to the Staff yesterday morning – enforcement action would be recommended should the registrant omit my shareholder proposal, as revised.

Alternatively, the registrant is invited to withdraw its Rule 14a-8(j) objections, and to notify the Commission of its intent to include my shareholder proposal, as revised, in its proxy statement and form of proxy for the 2005 Annual Meeting (bearing in mind that I fully intend to re-submit it, as revised, for the 2006 Annual Meeting, should it not be included in this year's proxy materials). State Street's shareholders should be allowed to finish the job they started.

Thank you, once again, for your time in this matter. I will tender my reconsideration materials no later than noon on Monday. In the meanwhile, should the Staff decide to sooner reconsider and revise its no-action letter, *sua sponte*, I would welcome that course of action as well. I remain

Respectfully yours,



Patrick A. Jorstad

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corp. (BBO# 631730), by US Mail

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[1] Please see *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993), aff'd, 54 F.3d 69 (2d Cir. 1995), which includes a discussion of the public policy issues involved.
[2] http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf
[3] Once again, I remind you that there is a videotape of the 2000 Annual Meeting of Stockholders, and once again I reassert that my rights under Rule 14a-8(h) were trampled upon at that Stockholders' Meeting. Your attention is called to Title 17 of the Code of Federal Regulations, Section 202.5 ("Enforcement Activities").

Monday, March 7, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Mr. Mark Vilardo, Esq. – Special Counsel
Office of the Chief Counsel – Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Reconsideration/Appeal of "No-Action Letter"

Dear Mr. Vilardo:

This past Friday at the SEC Speaks Conference, Chairman William Donaldson delivered a stirring rebuke to the corporate bar in the section of his speech titled "Attorney Conduct":

> But in recent years, there have been some individuals who have lost sight of their basic responsibilities – and have engaged in conduct that is well outside the lines of what is acceptable. [...]
>
> That sort of common-sense advice would have been more effective in keeping the client out of trouble than engaging in rhetorical somersaults to justify the activities the client wanted to pursue.[1]

In the present matter, your colleagues and you are faced with precisely the kind of "rhetorical somersaults" that Chairman Donaldson rebuked. State Street's Clerk signed two letters to you, pursuant to Rule 14a-8(j), in which he hung the registrant's entire argument on the fact that my Original Proposal did not keep current by citing the *analogous* provisions of Chapter 156D of the Massachusetts General Laws, and instead continued to cite to the *analogous* provisions of Chapter 156B. Mr. Farley, the Clerk of the Corporation, said it was my own fault for not keeping current with another state's statutory changes. He said that my Original Proposal was incurable by simply updating it to reference the new statute instead. And he cited to Chapter 127 of the Massachusetts Public Acts for the 2003 Session of the Massachusetts legislature (letter dated December 22, 2004, page 2). But Section 23 of that very same public act reads as follows:

> Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.[2]

[1] http://www.sec.gov/news/speech/spch030405whd.htm
[2] http://www.mass.gov/legis/laws/seslaw03/sl030127.htm

The legislative intent there could not be any clearer. Mr. Farley thus intentionally misled this tribunal. Rule 3.3 of the Massachusetts Rules of Professional Conduct ("Candor toward the Tribunal") says "a lawyer shall not knowingly … fail to disclose to the tribunal legal authority in the controlling jurisdiction known to the lawyer to be directly adverse to the position of the client and not disclosed by opposing counsel.[3]"

As for Mr. Farley's argument that the Company was under "no obligation to counsel [me], alert [me] to [my] error, or suggest modifications" (letter dated February 1, 2005, page 2), this would not seem to be in keeping with the findings of multiple federal courts or of the SEC itself. *See, e.g.,* Exchange Act Release 42150, which reads, in relevant part, as follows:

> Section 17(a) of the Securities Act prohibits false or misleading statements, or material omissions when there is a duty to speak, in the offer or sale of any security. Section 17(a)(1) requires a showing of scienter; however Sections 17(a)(2) and 17(a)(3) do not require such a showing. *Aaron v. SEC*, 446 U.S. 680, 697 (1980). Section 10(b) of the Exchange Act and Rule 10b-5 thereunder prohibit false or misleading statements, or material omissions when there is a duty to speak, made with scienter, in connection with the purchase or sale of any security. Both knowing and reckless conduct satisfy the scienter element. See, e.g., *Hollinger v. Titan Capital Corp.*, 914 F.2d 1564, 1568-69 (9th Cir. 1990). **A duty to speak arises, and material omissions become fraudulent, when a person or entity has information that another is entitled to know because of a fiduciary duty or similar relationship of trust and confidence**. See, *Affiliated Ute Citizens v. United States*, 406 U.S. 128, 153-55; *Chiarella v. United States*, 445 U.S. 222, 228 (1980); *In re Arleen Hughes*, 27 S.E.C. 629 (1948), aff'd, 174 F.2d 969 (D.C. Cir. 1949). [**bold, underlined** emphasis mine]

Numerous other SEC documents uphold this notion of a "duty to speak" where fiduciary duties apply.[4]

I have already recounted for your colleagues and you the timely attempts I made to elicit from the registrant and registrant's legal counsel at Ropes & Gray the additional information that would have allowed me to cure the defect in my Original Proposal in a timely fashion. *See* my letter dated February 24, 2005, pp. 2-3.

The SEC Staff has my utmost respect. But I must respectfully and strenuously disagree with the no-action letter that issued on March 1, 2005. *The registrant's entire argument breaks down on the clear language of the very public act that they themselves cited to you (misleadingly omitting to note the section that supports my argument – which I first made by letter dated January 18, 2005 – that the analogous provisions of the old and new statute should be treated, for all practical intents and purposes, as having the same effect for shareholder action on my re-submitted proposal).* The legislative intent was clear, and Mr. Farley's failure to point this out to you was deliberate, intentional, knowing, and further evidence of the "rhetorical somersaults" that this registrant will perform to disrespect the shareholder proposal process under Rule 14a-8.

---

[3] http://www.mass.gov/obcbbo/rpc3.htm#Rule%203.3

[4] http://www.sec.gov/cgi-bin/txt-srch-sec?text=%22duty+to+speak%22

The Staff has reversed itself on other no-action letters.[5] When the Staff has failed to reverse itself, federal courts have found a private cause of action for a proposal's sponsor against the registrant.[6]

The burden of proof is on the registrant, not a shareholder's sponsor. *See* Rule 14a-8(g). Staff Legal Bulletins 14 and 14B urge registrants to provide opinions on supporting law to aid and guide the Staff in reaching a decision. But that is not an invitation to mislead the Staff about the full meaning and import of a change in a state law, as the registrant has intentionally done here.

In accordance with the Commission's Rules of Practice, I hereby formally request the following measures be taken:

1. I request that the Staff reconsider and reverse its no-action letter dated March 1, 2005;
2. I request that the Staff refer this matter to the full Commission, in accordance with Title 17 of the Code of Federal Regulations, Section 202.1(d);
3. I request that the Staff take appropriate disciplinary action against the registrant's legal counsel, in accordance with Title 17 of the Code of Federal Regulations, Section 201.102 ("Appearance and Practice before the Commission");
4. I request that the Staff take appropriate enforcement action against the registrant, in accordance with Title 17 of the Code of Federal Regulations, Section 202.5 ("Enforcement Activities"); and
5. I request that the Staff finally act to obtain the videotape of the 2000 Annual Meeting of State Street Stockholders, to investigate my allegations of wrongdoing at that meeting (e.g., violation of Rule 14a-8).

In *Sensar Corporation*, 2001 SEC No-Act. LEXIS 574 (May 15, 2001), the Staff issued a second no-action response, to take into account additional material received from the proponent. I urge the Staff to do so here as well, and to revise its guidance in this matter to notify the registrant that – upon further review and after taking into account the additional information I have provided to the Staff – enforcement action would be recommended should the registrant omit my shareholder proposal, as revised.

By e-mail this morning, I have placed the registrant on notice of my findings. That e-mail is attached hereto as Exhibit A. Thank you, once again, for your time in this matter. I truly appreciate and respect the Staff's time and attention, and I remain

Respectfully yours,



Patrick A. Jorstad

[5] *See Galaxy Foods*, 1999 SEC No-Act. LEXIS 809 (Oct. 12, 1999) and *NetCurrents, Inc.* 2001 SEC No-Act. LEXIS 589 (June 1, 2001).
[6] *See Roosevelt v. E. I. Du Pont de Nemours & Co.*, 958 F.2d 416 (D.C. Cir. 1992).

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corp. (BBO# 631730)

Gentlemen:

By letter dated December 22, 2004, Mr. Farley made certain representations to the United States Securities and Exchange Commission. Mr. Farley wrote:

"To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts."

Later, in that same letter, Mr. Farley wrote:

"The statute that the Proposal invokes does not apply to the Company. Although State Street Corporation was initially organized under the provisions of Chapter 156B, the Massachusetts legislature superseded Chapter 156B by enacting a new Business Corporation Act, codified as Massachusetts General Laws, ch. 156D. See 2003 Mass. Acts. 127. Section 17.01 of the new Act made the provisions of Massachusetts General Laws, ch 156B inapplicable to the Company effective July 1, 2004.

Because the statute that the Proposal invokes is inapplicable, the Company lacks the power or authority to implement the Proposal. If the Proposal were to be adopted by the stockholders, by definition that action would be futile. The stockholders would 'exempt' the Company from a provision to which the Company is not subject, and they would direct the board to 'organize' under a measure that does not apply."

Still later, in that same letter, Mr. Farley wrote:

"The Proposal represents to stockholders that they may take action under a statute that is not applicable to the Company. [...] The Proposal contains statutory references, and the supporting statement contains numerous statements, that would mislead stockholders into believing that the Company is governed by, and that the stockholders may take action pursuant to, a statute that is not applicable to the company."

Still later in that same letter, Mr. Farley wrote:

"The Submission could not be brought into compliance through simple amendment, or by changing reference to the new statute. [...] Surely the shareholders ought to have before them a proposal that references the correct corporate statute and legislative history if that is the point of the Submission. The change in the corporate statute, years in the making and approved six months before the effective date, was a matter of public knowledge. It is a comprehensive revision of the Massachusetts law governing business corporations. The Submission is simply based on a false premise, and, as submitted, is misleading to the shareholders."

In a subsequent letter to the United States Securities and Exchange Commission, dated February 1, 2005, Mr. Farley again wrote that:

"By its terms, the Original Proposal proposed action that could not have any effect because it invoked a statute that did not apply to the Company. [...] In a similar vein, the Opposition appears to suggest that the Company's request is overly 'technical' because it did not notify the Sponsor of the action by the Massachusetts legislature that subjected State Street (and every other corporation organized under Massachusetts law) to a new governing statute. Self-evidently, the Company has no obligation to inform the Sponsor of facts that by definition are public. Under Rule 14a-8, a sponsor is the master of his own proposal, and is therefore responsible for ensuring its eligibility for submission to shareholders under all of the criteria for the rule. Here, as master of the Original Proposal, if the Sponsor neglected to invoke the proper statute for effective action, the fault is his own. Surely the Company has no obligation to counsel him, alert him to his error, or suggest modifications."

Your attention is now directed to Chapter 127 of the Massachusetts General Acts for 2003, as referenced in Mr. Farley's letter. Sections 22, 23, and 24 of that Act read as follows:

"Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws."

"Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D."

"Section 24. This act shall take effect on July 1, 2004."

The legislative intent is clear, from the very public act Mr. Farley cited, that any reference made to "any section of chapter 156B" shall be "considered a reference to chapter 156D."

Let us call a pig a pig: Mr. Farley intentionally misled the SEC.

And yes, the Company did have an obligation to counsel me on the nature of the defect of my Original Proposal. The federal caselaw on false and misleading statements (e.g., omissions when there is a duty to speak created by a fiduciary duty) is very clear on this point.

"A duty to speak arises, and material omissions become fraudulent, when a person or entity has information that another is entitled to know because of a fiduciary duty or similar relationship of trust and confidence." (Exchange Act Release 42150, dated November 17, 1999, and federal cases cited therein.)

Southgate & Glazer - authored by more than forty Ropes & Gray attorneys - makes clear that the Directors and Officers of the Corporation (including Mr. Farley in his capacity as Clerk) stand in a fiduciary capacity to me.

These arguments will appear in my request to the SEC Staff today that they reconsider their no-action letter. They will also appear in my forthcoming proxy materials, and in my forthcoming complaints to the Massachusetts Bar Board of Overseers and the Massachusetts Supreme Judicial Court. Please verify the following BBO numbers:

Mr. Edward D. Farley: 631730
Mr. Charles C. Cutrell, III: 110970
Mr. Truman S. Casner: 078120
Mr. William L. Patton: 391640
Mr. Robert F. Hayes: 226640
Mr. John D. Donovan, Jr.: 130950
Ms. Maureen Scannell Bateman: 643099

Thank you for your immediate response, confirming these BBO numbers. Also, please provide the BBO number for Mr. John R. Towers. The BBO number I have seems to be for Mr. John B. Towers, and I do not wish to mistakenly file a BBO complaint against the wrong party.

Federal courts have found a private cause of action under Rule 14a-8. Given the actions and omissions of Ropes & Gray (e.g., Mr. Donovan's letter dated November 19, 2004) and State Street (e.g., Mr. Farley's letters to the SEC), I also reserve my right to bring suit against all actors, individually and in their corporate capacities, under the Exchange Act and/or Rule 14a-8.

Finally, I note that Mr. Farley did not include the enclosure referenced in the SEC Staff's no-action letter (i.e., the enclosure referenced in the final paragraph of Deputy Chief Counsel Jonathan A. Ingram's letter). I demand that this enclosure be scanned and forwarded to me immediately.

I remain

Very truly yours,

Patrick A. Jorstad
State Street Shareholder/Salary Savings Plan Participant

-----Original Message-----
From: Patrick Jorstad [mailto:patrickj@mindless.com]
Sent: Monday, March 07, 2005 12:07 PM
To: cfletters@sec.gov
Cc: patrickj@mindless.com
Subject: URGENT: Mark Vilardo, Re: State Street Corp.

The following e-mail and its three enclosures are intended for Mr. Mark Vilardo, Special Counsel, Division of Corp. Fin. Thank you.

Mr. Vilardo:

As set forth in the enclosed, I think it is now abundantly clear that the registrant intentionally misled your colleagues and you about the enactment of Chapter 156D of the Massachusetts General Laws. As set forth more fully in the enclosed, there was a "savings provision" in the enactment of the new statute, stating that references to the old statutory sections under Chapter 156B should be treated as references to the analogous provisions of the new Chapter 156D. This is out of the very same public act that Mr. Farley, Clerk of State Street Corporation, cited to you in the registrant's Rule 14a-8(j) filings in this matter as constituting supporting legal argument for the registrant's position.

I appreciate your time and attention to the enclosed, and remain

Very respectfully yours,

Patrick A. Jorstad

(Three enclosures)

Tuesday, March 8, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Mr. Mark Vilardo, Esq. – Special Counsel
Office of the Chief Counsel – Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Reconsideration/Appeal of "No-Action Letter"

Dear Mr. Vilardo:

The more I review State Street's arguments in this matter, the more misleading they appear to be. Enclosed, to aid your colleagues and you on the Commission's Staff, please find a copy of *ER Holdings, Inc. v. Norton Company, et al.*, 735 F. Supp. 1094 (D. Mass. 1990).[1]

The Westlaw Keys at the beginning of the *ER Holdings* case are instructive in themselves. The federal court's actual memorandum and order is damning to State Street's entire course of conduct, as it pertains to the Rule 14a-8 process. It is hardly surprising that the Clerk of State Street Corporation did not share this case with the Staff, even though his obligations under the Massachusetts Rules of Professional Conduct and his fiduciary obligations to me as a shareholder would seem to dictate that he do so. As you read this federal court's opinion, please bear in mind the following acts of the registrant, which are only highlights of their shenanigans:

1. **April 19, 1999.** My agent was threatened with arrest, on sight, by a plainclothes Boston police officer, for appearing to inspect corporate records at State Street's headquarters on my behalf. The *ER Holdings* court held, on page 1100, that: "one of the most sacred rights of any shareholder is to participate in corporate democracy. *See Albert E. Touchet v. Touchet*, 264 Mass. 499, 509, 163 N.E. 184 (1928) (quoting approvingly *Camden &*

[1] At the outset, it is worth noting that Ropes & Gray represented the prevailing party in that case (the plaintiff). Ropes & Gray also represents the registrant State Street. Indeed, Truman Snell Casner, a former Ropes & Gray partner, and "of counsel" to the law firm today, is the Chair of the Executive Committee of State Street's Board of Directors. He has sat on State Street's Board of Directors since 1990. Before him, another Ropes & Gray partner, the late Edward B. Hanify, sat on State Street's Board for many years. Naturally, the self-dealing, self-interested conflict of interest inherent in this relationship with Ropes & Gray calls into question whether the lawyers pursuing this no-action letter have pursued the shareholders' interests, or have sought to protect and entrench one of their own. Massachusetts courts, like those of many other jurisdictions, have stated that self-interested, self-dealing, conflict-of-interest laden transactions with corporate directors should be strictly scrutinized. At any rate, the Corporation and the law firm of Ropes & Gray cannot conceivably now argue against the prevailing arguments in the *ER Holdings* case, given Ropes & Gray's role as prevailing counsel therein.

Atlantic Railroad v. Elkins, 10 Stew. (N.J.) 273, 276, which held that 'the right . . . to vote at [elections of the directors] is a right that is inherent in the ownership of stock . . . [and] cannot be deprived . . . upon the allegation that he proposes to use his legal rights for purposes which others may think to be detrimental to the interests of the corporation.'); *Blasius v. Indus., Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988) (recognizing that, because the legitimacy of democratic corporate governance relies on the integrity of shareholder franchise, corporate law only creates agents for shareholders, not 'Platonic masters.')." State Street responded to media inquiries about the incident with this public relations department statement: "'State Street Corp. reserves access to its offices to those with an appointment or those with a proper business purpose for visiting,' spokeswoman Hannah Grove said. 'On Monday afternoon, an individual was identified by security as not having an appointment or proper business purpose for visiting and he was escorted from the premises." My agent is a kind, soft-spoken person with a degree in Government from Harvard College, who has battled with Crohn's Disease for most of his life, and who gained early admission to Harvard from the West Virginia coalfields.

2. **April 21, 1999.** My agent was kept out of the annual shareholders' meeting, even though my right to bring an attorney or agent of my choosing is recognized under Massachusetts precedents. Indeed, the new Chapter 156D codifies certain common law rights pertaining to this issue; see Section 7.20, "Shareholders List for Meeting", which states that "[a] shareholder, his agent, or attorney is entitled on written demand to inspect and, subject to the requirements of section 16.02(c), to copy the list, during regular business hours and at his expense, during the period it is available for inspection" and that "[t]he corporation shall make the shareholders list available at the meeting, and any shareholder or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment".[2]

3. **March 2000.** As recounted previously, Mr. Farley (then Assistant Clerk of the Corporation) and Mr. Robert F. Hayes (a partner at Ropes & Gray) withheld the SEC's no-action letter dated March 2, 2000 from my attention for eight days, and then shanghaied me with it, just before filing the Corporation's proxy materials. The court in *ER Holdings* rejected the validity of time games by incumbent management to thwart dissident stockholders.

4. **April 19, 2000.** The videotaped 2000 Annual Meeting took place, at which I contend that the Chairman and CEO of the Corporation, aided and abetted by the Secretary and General Counsel of the Corporation, Ms. Maureen Scannell Bateman, trampled on my "sacred rights" to "participate in corporate democracy," and in violation of Rule 14a-8(h), my common law rights, and the Corporation's own By-laws, refused to let my agent or me speak with respect to my proposal.[3] The videotaping was clearly done with an eye

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[2] http://www.mass.gov/legis/laws/mgl/156d-7.20.htm

[3] See Exchange Act Releases 3347, 4185, 12598, 19135, and 40018 (explaining the rationale for having the proponent attend and present his/her proposal). See especially Exchange Act Release 12999: Rule 14a-8(h) is designed to provide "some degree of assurance that the proposal not only will be presented for action at the meeting (the management has no responsibility to do so), but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting." In *Motorola Inc.*, SEC No-Action Letter, available October 8, 1987, the Staff found that the registrant improperly

toward thwarting future proposals. In *Paccar Inc.*, SEC No-Action Letter (Feb. 11, 2000), the Staff permitted the registrant to omit a proposal, even though the proponent had attended the prior year's meeting. That State Street would have jumped at the chance to use this videotape as evidence of my purported failure to abide by Rule 14a-8(h), or as evidence of some other transgression on my part, is beyond question. That State Street refuses – to this very day – to turn over this videotape as evidence of corporate wrongdoing at that meeting is damning, and should be construed accordingly. The Staff of the SEC should obtain a copy of the entire videotape forthwith.

5. **December 18, 2000.** In a memorandum of law supporting a motion signed, under pains of Rule 11, three Ropes & Gray attorneys argued to a federal judge in Boston that my "right" to present my shareholder proposal was "non-existent". Compare this with *Roosevelt v. E. I. Du Pont de Nemours & Co.*, 958 F.2d 416 (D.C. Cir. 1992), which found a private cause of action under Rule 14a-8, and compare this with the court's findings in *ER Holdings* regarding a Massachusetts shareholder's "sacred rights ... to participate in corporate democracy", and it becomes abundantly clear that this registrant and its attorneys at Ropes & Gray will make any expedient argument to any tribunal, including this one, to protect and entrench one of their own.

6. **December 22, 2004.** State Street's Board suddenly announces that it has decided to opt out of the staggered board provision of Chapter 156D. The same day, the registrant filed its misleading no-action letter request, basing its entire argument on a foundation that failed to disclose to the Commission's Staff the savings provision of Chapter 127 of the Public Acts of the 2003 Session of the Massachusetts legislature.

7. **February 19, 2004.** One day before the deadline for submitting shareholder nominations for directors, or for other business for the 2005 Annual Meeting, Mr. Farley "apologized" for "inadvertently" sending me an "incorrect" version of the amended By-laws. The federal court in *ER Holdings* soundly rejected this kind of "run out the clock" skullduggery, and the SEC Staff should not countenance it either.

In *ER Holdings*, Ropes & Gray argued successfully on behalf of the plaintiff that the defendant's board of directors was engaged in "manipulation of [the] corporate machinery for its own self-perpetuation". The federal court in that case, based in Boston, and ruling on principles of Massachusetts law and federal proxy solicitations, resoundingly rejected the actions of the defendant corporation's incumbent directors and management to perpetuate themselves in office and deny shareholders their rights.

Here, the registrant has failed to apprise the Staff not only of the savings provision of the aforementioned public act, but has also failed to apprise the Staff of provisions of Massachusetts

---

applied overly formalistic requirements for moving a shareholder proposal, saying that Rule 14a-8(h) "does not require a 'second,' the voting of proxies received with respect to a shareholder proposal included in a company's proxy material pursuant to Rule 14a-8 should not be conditioned upon the proposal being 'seconded' at the meeting, absent a 'second' being required by state law or by a company's governing instruments. ... because neither Delaware law nor the Company's certificate of incorporation or by-laws requires a 'second' as a condition to calling a vote on a matter introduced for shareholder action at the Company's shareholder meetings, it is our view that the Company-imposed requirement of a 'second' was not a valid condition to the voting of proxies received with respect to your clients' proposal."

law and the Corporation's own By-laws that serve to give the shareholders the last word on the action taken by the Board on December 22, 2004: (1) Massachusetts General Laws, Chapter 156D, Section 10.20, "Amendment by Board of Directors or Shareholders," ends with: "Any action taken by the board of directors with respect to the bylaws may be amended or repealed by the shareholders.[4]"; and (2) the "correct version" of the By-laws themselves end with the following: "Any by-law adopted by the directors may be amended or repealed by the stockholders.[5]"

ER Holdings makes clear that a Massachusetts corporation's By-laws are to be construed as a contract, and as constituting "private law" governing the affairs of the corporation. It is therefore entirely in keeping with the "correct version" of the amended By-laws for State Street's shareholders to be enabled to take action with respect to the Board's announced amendments.

The registrant is already under SEC investigation.[6] Obtaining the videotape of the 2000 Annual Meeting, and inquiring deeper into the registrant's misrepresentations in the present no-action letter request, would seem to be a prudent expanded area of inquiry for the Commission to undertake.

Again, I remind the Staff that the burden of proof is on the registrant, not me, to explain why my shareholder proposal is excludable. <u>See</u> Rule 14a-8(g). Here, the registrant has improperly shifted that burden to me.

Here, at the very least, the proposed revised proposal that I submitted as Exhibit A to my letter dated January 18, 2005[7] met the "opportunity to cure" principles articulated repeatedly by the SEC Staff, and upheld by federal courts as being more in keeping with the public policy principles embodied in Rule 14a-8, than outright exclusion of the proposal would be.

Today's materials, and yesterday's, are submitted pursuant to Rule 14a-8(k) in further rebuttal to State Street's no-action letter request. They are provided to your colleagues and you in the hopes that you will reconsider and reverse the no-action letter dated March 1, 2005. I am truly grateful for the time your colleagues and you have spent on this matter, and remain

Respectfully yours,

/s/ (signature appears on PDF)

Patrick A. Jorstad

(Enclosure: *ER Holdings, Inc. v. Norton Company, et al.*, 735 F. Supp. 1094 (D. Mass. 1990).)

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corp. (BBO# 631730)

[4] http://www.mass.gov/legis/laws/mgl/156d-10.20.htm
[5] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm
[6] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/d16051.htm#A004
[7] http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf

An Order in accordance with the foregoing Opinion will be issued of even date herewith.


KEY NUMBER SYSTEM

ER HOLDINGS, INC., Plaintiff,

v.

NORTON COMPANY, et al., Defendants.

Civ. A. No. 90–10666–T.

United States District Court, D. Massachusetts.

April 11, 1990.

Company attempting to acquire corporation through means of hostile tender offer together with contemporaneous proxy solicitation sought to ensure that corporation's annual meeting would be held on date scheduled in bylaws. The District Court, Tauro, J., held that: (1) under Massachusetts law, corporate bylaws that set regular annual meeting date, but provided that if no annual meeting were held on fixed date, special meeting could be held in lieu thereof, and also provided that no change in date of annual meeting could be made within 60 days before date fixed by bylaws would be construed not to permit calling of special meeting in lieu of annual meeting less than 60 days before fixed annual meeting date; (2) even if corporate bylaws could be construed as sufficiently ambiguous as to whether special meeting could be called in lieu of annual meeting for which date was fixed in bylaws within 60 days of scheduled annual meeting, purported postponement of annual meeting would be found invalid; and (3) even assuming that standards for preliminary injunctive relief or for specific performance had to be satisfied to grant injunctive relief regarding date of annual meeting, offeror was entitled to relief.

Ordered accordingly.

1. Corporations ⚷9, 13, 18, 57

Under Massachusetts law, bylaws of corporation, along with state corporation law and corporation's articles of organization and charter, regulate manner in which company's officers and directors must conduct company's business.

2. Corporations ⚷57

Under Massachusetts law, corporate bylaws constitute contract between corporation's owners—the shareholders—and its manager—the board of directors.

3. Corporations ⚷310(1)

Under Massachusetts law, defensive measure to resist takeover attempt that violates corporate bylaw cannot be justified by asserting right and duty of board of directors to resist harmful takeover attempt.

4. Corporations ⚷193

Under Massachusetts law, principles of contract construction properly guided inquiry as to whether corporate bylaws permitted postponement of annual meeting from time set in bylaws.

5. Contracts ⚷152

Under Massachusetts law, contract should be construed in accordance with its plain meaning.

6. Contracts ⚷143(1)

Massachusetts law enforces express terms of contract in absence of ambiguity.

7. Corporations ⚷193

Under Massachusetts law, corporate bylaws that set regular annual meeting date, but provided that if no annual meet ing were held on fixed date, special meet ing could be held in lieu thereof, and als provided that no change in date of annu meeting could be made within 60 days be fore date fixed by bylaws would be co strued not to permit calling of special mee ing in lieu of annual meeting less than (days before fixed annual meeting date.

8. Corporations ⇔54

Under Massachusetts contract law, corporate bylaws must be read as whole so that, if possible, provisions are harmonized with one another.

9. Corporations ⇔193

Even if corporate bylaws could be construed as sufficiently ambiguous as to whether special meeting could be called in lieu of annual meeting for which date was fixed in bylaws within 60 days of scheduled annual meeting, purported postponement of annual meeting would be found invalid; reading of bylaws to prohibit change was reasonable, one of the most sacred rights of shareholder was to participate in corporate democracy, and corporation had retained rule prohibiting change of annual meeting date within 60 days of scheduled meeting although Massachusetts statute imposing 60-day limitation had been repealed. M.G.L.A. c. 156B, § 38 (Repealed).

10. Contracts ⇔155

Massachusetts law construes ambiguous contractual language against drafter.

11. Contracts ⇔155

Under Massachusetts law, drafter of ambiguous contractual term is generally held to any reasonable interpretation attributed to the term by nondrafting party.

12. Contracts ⇔147(1)

Under Massachusetts law, objective manifestations of intent, not subjective ones, control matters of contract.

13. Injunction ⇔138.42

Assuming that satisfaction of test applicable to preliminary injunctions were required under Massachusetts law for equitable relief precluding change in corporation's scheduled annual meeting date, hostile tender offeror was entitled to injunction; plain meaning of corporate bylaws and most reasonable interpretation compelled conclusion that date of annual meeting fixed by bylaws could not be changed within 60 days of scheduled occurrence, irreparable harm to legitimate shareholder rights would result, and public could have no legitimate interest in abrogation of contract rights conferred upon shareholders including the tender offeror.

14. Specific Performance ⇔5, 16

To justify specific performance order, claimant must show that adequate remedy at law is unavailable and that burdens of enforcement are not disproportionate to advantages gained.

15. Specific Performance ⇔70

If hostile tender offeror's request for injunction against changing annual meeting date scheduled in corporate bylaws were to be treated as request for specific performance of contract contained in bylaws, offeror was entitled to injunction against changing of annual meeting date; damages could not compensate offeror for loss of its contractual right to vote as shareholder at scheduled annual meeting.

Harvey J. Wolkoff, Ropes & Gray, Boston, Mass., for plaintiff.

Stephen Daniel Poss, Marshall Simonds, Don M. Kennedy, Goodwin, Procter & Hoar, Boston, Mass., Paul K. Rowe, William C. Sterling, Bernard W. Nussbaum, Wachtell, Lipton, Rosen & Katz, D. Scott Wise, Davis, Polk & Wardwell, New York City, for defendants.

MEMORANDUM

TAURO, District Judge.

Plaintiff ER Holdings Inc. ("ER"), a Delaware corporation, is a wholly-owned subsidiary of BTR plc, a holding company organized under the laws of the United Kingdom. The defendant Norton Company ("Norton") is a manufacturing concern incorporated in Massachusetts with headquarters in Worcester. Additionally, a number of individuals have been named as defendants, including the twelve members of Norton's Board of Directors ("the Board").[1]

1. In addition to naming the company and the Board, the complaint names as defendants Massachusetts Secretary of State Michael Connolly, Attorney General James Shannon, and Director of Massachusetts Securities Division, Barry Guthary.

The underlying litigation concerns ER's attempt to acquire Norton by means of a hostile, all-cash/all-shares tender offer, together with a contemporaneous proxy solicitation. Presently at issue is ER's motion for partial summary judgment or, in the alternative, for a mandatory preliminary injunction requiring Norton to hold its annual meeting of shareholders on April 26, 1990.

I.

On March 16, 1990, ER commenced a $75 all-cash/all-shares tender offer to purchase Norton. Simultaneously, ER disclosed its intention to solicit proxies for Norton's annual meeting, in order to elect a board of directors that would accept this tender offer should it be rejected by the existing Board. Also on March 16, 1990, ER moved for a temporary restraining order to prevent Norton or the Commonwealth of Massachusetts from enforcing Mass.Gen.L. ch. 110C (Massachusetts Take-Over Bid Regulation Act), and for an order requiring any related litigation to be filed in this court. After a hearing, those motions were allowed on the same day. Preliminary injunctive relief on these matters was provisionally vitiated by the entry of a stipulation in which the defendants agreed to extend the forum limitation, and to seek enforcement of Mass.Gen.L. ch. 110C only after five days notice to ER.

The Board rejected ER's tender offer on March 29, 1990. After rejecting ER's offer, the Board voted unanimously on March 29, 1990 to cancel the Norton annual meeting, set in the by-laws for the fourth Thursday in April (April 26 this year). In its place, the Board scheduled a "special meeting" for June 26, 1990, four days before the last possible day for such a meeting. *See* Mass.Gen.Laws Ann. ch. 156B, § 33 (West Supp.1989) (requiring annual meeting be held within six months of end of corporation's fiscal year). As justification for this action, Norton cited the advice of its financial advisor, Morgan Stanley & Co., Inc., to the effect that the ER offer was inadequate, and that as many as sixty days would be needed to properly explore "alternatives."

On March 30, ER then filed an Amended Verified Complaint For Declaratory And Injunctive Relief. In it, ER seeks, among other things, to ensure, in furtherance of its proxy solicitation, that Norton's annual meeting will be held on April 26, 1990.[2] It is the Board's decision to cancel the annual meeting in favor of a later special meeting that prompts ER's alternative motions for partial summary judgment and injunctive relief.[3] Specifically, ER seeks an order that the annual meeting be held on April 26, 1990, as provided by Norton's by-laws. Additionally, ER contends that, even if the by-laws could be construed to permit a postponement, the Board's manipulation of Norton's corporate machinery for its own self-perpetuation requires that its efforts to postpone the annual meeting be declared invalid.

Norton, on the other hand, contends that the Board's substitution of a special meeting for the annual meeting is fully authorized by the by-laws. Moreover, Norton contends that the Board's decision to postpone is a reasonable exercise of business judgment.

II.

The first inquiry this court must make is as to whether Norton's by-laws preclude the Board's cancellation of its scheduled April 26, 1990 annual meeting.

2. Specifically, ER seeks (1) a declaration that Mass.Gen.L. ch. 110c, together with related rules and regulations, is unconstitutional; (2) relief enjoining the statute's application to the offer; (3) a declaration that Norton's poison pill is null and void; (4) injunctive relief against the pill's use based on breach of fiduciary duty; (5) a declaration that Mass.Gen.L. ch. 110F (Business Combination Act) is inapplicable to Norton, or should it apply, that the Board must render it inapplicable to the offer and proposed acquisition; (6) a declaration that Mass.Gen.L. ch. 110D (Control Share Act) is inapplicable to Norton; and (7) a mandatory injunction requiring that the annual meeting be convened on April 26, 1990 as required by Norton's by-laws.

3. ER's standing to so move is not in issue as it held Norton common stock as of the record date and, indeed, currently beneficially owns more than 300,000 shares.

A. The By-Laws

[1-3] The by-laws of a corporation, along with state corporation law and the corporation's articles of organization and charter, regulate the manner in which a company's officers and directors must conduct the company's business. *See generally* 13A C.A. Peairs, Massachusetts Practice § 421 (2d ed. 1971). By-laws, while inferior to state law and articles of organization, nonetheless "define the duties and powers of stockholders and directors with reference to each other and the corporation." *Bushway Ice Cream Co. v. Fred H. Bean Co.*, 284 Mass. 239, 244–45, 187 N.E. 537 (1933). *See also Kubilius v. Hawes Unitarian Cong. Church*, 322 Mass. 638, 644, 79 N.E.2d 5 (1948). The corporate by-laws constitute a contract between the corporation's owners—the shareholders—and its managers, the Board. *Id.; Jessie v. Boynton*, 372 Mass. 293, 303, 361 N.E.2d 1267, 1273 (1977); *Mitchell v. Albanian Orthodox Diocese in America, Inc.*, 355 Mass. 278, 282, 244 N.E.2d 276, 279 (1969). *See also Bushway*, 284 Mass. at 245, 187 N.E. 537. And, while it is true that the "stockholders' by-law power is not plenary, but is subject to limitations of statute, public policy in unwritten law, and the charter," 13A Massachusetts Practice § 421, at 84, no party to this litigation has argued, nor has the court found any authority suggesting, that the by-laws here have been nullified by any superceding authority. The Board, therefore, is bound by the provisions of the Norton by-laws.[4] *See Bushway*, 284 Mass. at 243, 187 N.E. 537.

Two distinct provisions of the by-laws constitute the heart of the dispute between the parties. Article I provides that:

> **The Annual meeting of stockholders shall be held on the fourth Thursday of April in each year** (or if that be a legal holiday, on the next succeeding full business day) at the principal office of the corporation in Massachusetts at 10:30 o'clock a.m. unless a different hour or place (within the United States) is fixed by the Board of Directors or by the Chairman of the Board of Directors or by the President. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization or by these by-laws, may be specified by the Board of Directors or by the President. **If no annual meeting has been held on the date fixed above, a special meeting may be held in lieu thereof with all the force and effect of an annual meeting.** (emphasis supplied).

Article VII(e) provides that:

> These by-laws may be amended or repealed by vote of the stockholders at any annual or special meeting or by the Board of Directors at any regular or special meeting, provided that ... [n]o **change in the date of the annual meeting of stockholders may be made within sixty days before the date fixed in these by-laws....** (emphasis supplied).

1. The Plain Meaning Rule

[4-6] Because Norton's by-laws are a bargained-for agreement between the shareholders and directors, principles of contract construction properly guide the inquiry as to whether the by-laws permit postponement of the meeting. One familiar maxim is that a contract should be construed in accordance with its plain meaning. *See DeFreitas v. Cote*, 342 Mass. 474, 477, 174 N.E.2d 371, 373 (1961) (citations omitted). In the absence of ambiguity, Massachusetts law enforces the express terms of a contract. *See Liberty Mutual Insurance Co. v. Gibbs*, 773 F.2d 15, 17 (1st Cir.1985). *See also Edwin R. Sage Co. v. Foley*, 12 Mass.App. 20, 28, 421 N.E.2d 460 (1981) (where words of contract are plain and free from ambiguity, they must be enforced according to their ordinary meaning).

4. At oral argument the Board asserted not only its right, but its duty, to resist a harmful takeover attempt, citing *Heit v. Baird*, 567 F.2d 1157, 1161 (1st Cir.1977). But *Heit* makes clear that, in doing so, a board must act within lawful means. Because the by-laws form private law agreed upon by the board and the stockholders, a defensive maneuver that violates a by-law cannot be justified by reliance on *Heit*.

[7] Article VII expressly deals with amendments to the by-laws. Subsection (e) thereof clearly and unambiguously states that "[n]o change in the date of the annual meeting of stockholders may be made within sixty days before the date fixed in these by-laws...." Article I of Norton's by-laws sets the annual meeting for the fourth Thursday of April—this year, April 26th. Under Article VII(e), that meeting date arguably could have been changed by the Board up until February 26, 1990. The Board's purported cancellation on March 29, 1990, only 28 days before the scheduled annual meeting, was clearly beyond the limitations period provided in the by-laws.

The Board argues, however, that it did not "amend" the by-laws to "change" the meeting date. Rather, the Board contends that the special meeting it called "in lieu of" the annual meeting was expressly authorized by the last sentence in Article I which states: "If no annual meeting has been held on the date fixed above, a special meeting may be held in lieu thereof with all the force and effect of an annual meeting." The Board argues, therefore, that Article VII(e)'s sixty-day rule simply does not apply.

[8] Under Massachusetts contract law, the by-laws must be read as a whole so that, if possible, provisions are harmonized with one another. *See Spartans Indus. v. Pilling Shoe Co.*, 385 F.2d 495, 499 (1st Cir.1967) (harmonizing construction preferred even if certain language, if viewed alone, more readily suggests a different reading); *J.A. Sullivan Corp. v. Commonwealth*, 397 Mass. 789, 795, 494 N.E.2d 374 (1986) (contracts must be construed to give reasonable effect to each provision). Norton, however, sees no interplay between the two provisions. Indeed, at oral argument defense counsel argued that, assuming good faith, the Board could avoid the sixty-day rule each and every year by changing the annual meeting to a special meeting under the cited provisions of Article I. This court disagrees. Such an interpretation would effectively read Article VII(e) out of the by-laws. *See, e.g., Aprahamian v. HBO & Co.*, 531 A.2d 1204, 1206 (Del.Ch.1987) (recognizing that allowing postponements absent a showing of impossibility would " 'authorize directors to change a meeting date for any year, at any time in advance of the meeting for any reason of convenience to the directors, provided no fraud, bad faith, or improper motive was shown.' ") (quoting *Gries v. Eversharp*, 31 Del.Ch. 489, 69 A.2d 922, 926 (1949)).

This court concludes that the most rational interpretation—giving reasonable effect to both provisions—would be to construe Article VII(e) as having prospective application, while giving the last sentence of Article I retrospective application. The plain language of the two sections supports this prospective/retrospective distinction. Article VII(e) uses the word "change," saying "no change in the date ... may be made within sixty days...." Such language imposes a time limitation on affirmative action that would change the date of the meeting in the future. The last sentence of Article I, however, is passive. Its purpose is to provide a vehicle for corporate reaction to a circumstance that has already occurred—the fact that, for some reason, "no annual meeting has been held...."

The Board apparently thinks it unlikely that the drafters of the by-laws would have "take[n] the trouble to authorize special meetings in lieu of annual meetings merely to cover an aberrational case in which absent-minded directors let an annual meeting date go by without doing anything." *Defendant's Memorandum In Opposition*, at 16. Maybe so. But, that narrow view overlooks the reality that there could be many other reasons why an annual meeting might not take place, other than mere absent-mindedness. As examples, a meeting may not have occurred due to quorum failure, *force majeure*, the intransigence of a board seeking to aid its reelection, or some other extraordinary circumstance that makes convening the meeting impossible.

An additional factor underscores the rationality of the prospective/retrospective distinction between the two provisions.

Article VII(e) likely traces its lineage back to a Massachusetts statutory requirement that corporate annual meeting dates not be changed within sixty days of their scheduled occurrence. Mass.Gen.Laws Ann. ch. 156B, § 38 (West 1970) (added by St.1964, c. 723 § 1).[5] A snippet of legislative history, entitled "Notes by Boston Bar Committee—1964," follows § 38 in the West statutory annotation. This history informs that *the first paragraph of § 38 "follows section 222 of the Delaware law." Id.* Section 222 was the second recodification of Delaware General Corporation Law § 30 (Del.Rev. Code § 1944 (1915) (recodified as Del.Rev. Code § 2062 (1935)) (recodified as Del.Code Ann. tit. 8, § 222 (1953)) (repealed in part and incorporated in part into Del.Code Ann. title 8, § 211 (1967) by 56 Del.Laws, ch. 50 (1967)).[6] Section 30, in pertinent part, provided:

> ... directors shall be elected at the time and place within or without this State named in the by-laws, and which shall not be changed within sixty days next before the day on which the election is to be held.

It was not until 1967, only three years after Massachusetts borrowed the sixty day provision from Delaware, that Delaware repealed its sixty-day requirement.

In addition, Delaware law at that time had a statute similar in import to Norton's Article I "special meeting" provision. In pertinent part, that Delaware statute provided:

> If the election for directors of any corporation shall not be held on the day designated by the by-laws, the directors shall cause the election to be held as soon thereafter as conveniently may be....

Delaware General Corporate Law § 31 (Del.Rev.Code § 2063 (1935)) (recodified as Del.Code Ann. title 8, § 211 (1953)) (amended and recodified as Del.Code Ann. title 8, § 211(c) (1967) by 56 Del.Laws, ch. 50 (1967)).[7]

In *Gries v. Eversharp*, 31 Del.Ch. 489, 69 A.2d 922 (1949), the Delaware Supreme Court was asked to construe the interplay between these two statutory provisions. There, the defendant's by-laws fixed the annual meeting for the third Tuesday of May—in that year, May 17th. On March 3, 1949, the directors set an April 22 record date for the annual meeting. Because it was having difficulty preparing its proxy materials, and because a director requested an extension, the board, on May 2, purported to move the annual meeting to May 24. No bad faith was involved. The Court of Chancery held "that the directors' change of the annual meeting date ... did not constitute an amendment of the by-laws within the contemplation of Section 30." *Id.* 69 A.2d at 925.

In reversing the Court of Chancery, the Supreme Court, while accepting much of the construction put on the statutes by the lower court, nonetheless held:

> [w]e accept as a proper construction of the statutes that the sixty-day and twenty-day provisions of Section 30 refer to **changes in the by-laws, and that Section 31 authorizes directors to call a meeting for the election of directors when the by-law meeting date has passed and no meeting has been held, and also when, before the by-law date, it becomes evident that the annual meeting cannot possibly be held in obedience to the by-laws of the company.** But here, it does not appear that on May 2, when the meeting was changed to May 24, it had become evident that the annual meeting could not possibly be held in obedience with the by-laws. Clearly, the by-law requirement of ten days notice ... could have been complied with. The reason stated for the change, difficulties in assembling data for a proxy state-

5. The statute was repealed in 1986, *see infra*, note 11, but Norton, nonetheless, chose to retain the sixty-day prohibition in its by-laws.

6. *See* Ambler, *Postponing The Delaware Corporation's Annual Meeting*, 38 Emory L.J. 207, 210 n. 14 (citing *In re Tonopah United Water Co.*, 16 Del. Ch. 26, 30, 139 A. 762, 764 (1927)).

7. Until 1953, this language was contained in a separate provision of the Delaware General Corporation Law—§ 31. With the 1953 recodification, it joined the sixty-day rule of § 30 in the newly-created Del.Code Ann. title 8, § 211 (1953).

ment, falls short of constituting an impossible obstacle to the holding of a meeting on the by-law date. (emphasis supplied).

Id. at 926.

The similarities between these Delaware corporate statutes and Norton's by-laws cannot be missed. *Gries* confronted essentially the same question posed here. And, it reached the same result. Indeed, *Gries* expressly noted the retrospective applicability of the special meeting provision. *See id.* at 926 (noting that only "when the by-law meeting date has passed and no meeting has been held ... [or where] it becomes evident that the annual meeting cannot possibly be held in obedience to the by-laws of the company [will Section 31 apply]."). Moreover, *Gries* recognized the importance of harmonizing the two provisions, rather than ignoring one. *Id.* ("the consequences of extending Section 31 so as to counteract the force of Section 30 seem less desirable than to confine it to its apparent purpose.") and ("[the construction offered by the court below] would have the effect of emasculating the meeting date provisions of Section 30....").

This court holds that the subject by-laws are clear and unambiguous, that the Board's reliance on the special meeting provision of Article I was misplaced, and that the Board's purported meeting change was *ultra vires* and, therefore, invalid.

2. The Parties' Intent

[9] Even if the relevant by-laws could be construed to be sufficiently ambiguous to warrant an attempt to divine the parties' intent, this court would, nonetheless, conclude that the Board's purported postponement of the annual meeting was invalid.

[10, 11] First, Massachusetts law construes ambiguous contractual language against the drafter.[8] *See LFC Lessors, Inc. v. Pacific Sewer Maintenance Corp,* 739 F.2d 4, 7 (1st Cir.1984); *Chelsea Indus. v. Accuray Leasing Corp.*, 699 F.2d 58, 61 (1st Cir.1983). Indeed, the drafter of an ambiguous term is generally held to any reasonable interpretation attributed to it by the nondrafting party. *See Merrimack Valley Nat'l Bank v. Baird,* 372 Mass. 721, 724, 363 N.E.2d 688 (1977). ER's prospective/retrospective reading of the interrelationship between Articles I and VII(e), as already discussed above, is entirely reasonable.

Second, one of the most sacred rights of any shareholder is to participate in corporate democracy. *See Albert E. Touchet v. Touchet,* 264 Mass. 499, 509, 163 N.E. 184 (1928) (quoting approvingly *Camden & Atlantic Railroad v. Elkins,* 10 Stew. (N.J.) 273, 276, which held that "[t]he right ... to vote at [elections of the directors] is a right that is inherent in the ownership of stock ... [and] cannot be deprived ... upon the allegation that he proposes to use his legal rights for purposes which others may think to be detrimental to the interests of the corporation."); *Blasius v. Indus., Inc. v. Atlas Corp.*, 564 A.2d 651 (Del.Ch.1988) (recognizing that, because the legitimacy of democratic corporate governance relies on the integrity of shareholder franchise, corporate law only creates agents for shareholders, not "Platonic masters.").

Courts and commentators have noted repeatedly the significance of shareholder voting rights.[9] Given their importance, it

8. On April 9, 1990, defense counsel filed an additional argument with respect to this principle. Defendant correctly notes that such a construal against the drafter is meant as a "fallback" rule. The court agrees and treats it as nothing more.

9. *See Reserve Life Insurance Co. v. Provident Life Insurance Co.*, 499 F.2d 715 (8th Cir.1974), *cert. denied,* 419 U.S. 1107, 95 S.Ct. 778, 42 L.Ed.2d 803 (1975); *Danaher Corp. v. Chicago Pneumatic Tool Co.*, No. 86 Civ. 3499 & 3638 (PNL), slip op., 1986 WL 7001 (S.D.N.Y. June 18, 1986); *Holly Sugar Corp. v. Buchsbaum,* Fed.Sec.L.Rep. (CCH) 98,366, 1981 WL 1708 (1981); *DuVall v. Moore,* 276 F.Supp. 674 (N.D. Iowa 1967); *Allen v. Prime Computer Corp.*, 540 A.2d 417 (Del.1988); *State ex rel. Gentles v. Bamholt,* 145 Colo. 259, 358 P.2d 466 (1961); *Reifsnyder v. Pittsburgh Outdoor Advertising Co.*, 405 Pa. 142, 173 A.2d 319 (1961); *Minnesota Baptist Convention v. Pillsbury Academy,* 246 Minn. 46, 74 N.W.2d 286 (1955); *Fein v. Lanston Monotype Co.*, 196 Va. 753, 85 S.E.2d 353 (1955); *State ex rel. Johnson v. Heap,* 1 Wash.2d 316, 95 P.2d 1039 (1939); *Reimer v. Smith,* 105 Fla. 671, 142 So. 603 (1932); *Lord v. Equitable Life Assurance Society,* 194 N.Y. 212, 87 N.E. 443 (1909); *Colonial Securities Corp. v. Allen,* C.A. No. 6778.

is unlikely that the Norton shareholders intended that the company's by-laws would permit the easy postponement of their voting rights that the Board's interpretation would allow. As defense counsel conceded, the Board's reading would allow a circumvention of the sixty-day rule each year, given a good enough reason. *See Aprahamian*, 531 A.2d at 1206 (allowing postponements other than for impossibility would " 'authorize directors to change a meeting date for any year, at any time in advance of the meeting for any reason of convenience to the directors, provided no fraud, bad faith, or improper motive was shown.' ") (*citation omitted*). This court holds that the Norton shareholders did not intend such a result.

Third, the Board's interpretation is inconsistent with the spirit of the Article VII, the amendments section. The Board would concede that fixing the annual meeting for the fourth *Wednesday* of April, rather than the fourth *Thursday*, would require an amendment to the by-laws, given the requirements of Article VII(e). To suggest that such a relatively ministerial change would be subject to the protection of VII(e), but that a postponement of the annual meeting for two months would *not* be subject to Article VII protection, is an interpretive leap that this court is not willing to take.

Article VII(e) is intended to protect shareholders' voting rights. The Board's suggestion that its proffered special meeting does not endanger shareholder voting rights, but merely delays them, misses the point. Courts have consistently recognized the irreparable harm associated with delay in these contexts. *See, e.g., Hyde Park Partners v. Connolly*, 839 F.2d 837, 853 (1st Cir.1988) (threat of delay to tender offer constitutes substantial and irreparable harm); *San Francisco Real Estate Investors v. Real Estate Investment Trust of America*, 701 F.2d 1000, 1002–03 (1st Cir. 1983) (finding that " 'loss of [a] best opportunity to seize control of a major corporation ... could be crucial' ") (citations omitted); *Newell v. Connolly*, 624 F.Supp. 126, 129 (D.Mass.1985) (delay threatened by Massachusetts takeover statute found irreparable). *See also Ocilla Indus. v. Katz*, 677 F.Supp. 1291, 1301 (shareholder disenfranchisement creates serious risk of irreparable harm). A reconfiguration of the electorate, as defense counsel conceded Norton hopes to accomplish, could foreseeably limit the choices shareholders have right now. For one thing, the ER offer could evaporate. This could certainly constitute the kind of "impairment," if not full deprivation, about which Professor Fletcher admonishes. *See supra*, Fletcher, note 9.

[12] Fourth, Norton's retention of the sixty-day rule even after the legislative repeal of Mass.Gen.L. ch. 156B, § 38 further supports ER's position.[10] In 1986, the Massachusetts legislature repealed its sixty-day provision mirroring Article VII(e) of Norton's by-laws.[11] Ostensibly, that statutory change was made to free the hands of directors to strike more liberal deals with their shareholders with respect to postponements of meetings. Norton, however, did not choose to drop the sixty-day provision from its by-laws. Given Norton's posi-

slip op., 1983 WL 19788 (Del.Ch. April 18, 1983); *Penn-Texas Corp. v. Niles-Bement-Pond Co.*, 34 N.J.Super. 373, 112 A.2d 302 (Ch.Div.1955). *See also* 5 W. Fletcher, *Cyclopedia Of The Law Of* Private Corporation And Business Organizations § 2025 (rev.perm.ed. 1976):

> Generally, the right to vote is a right that is inherent in and incidental to the ownership of corporate stock, and as such is a proprietary right. It follows that the stockholder cannot be deprived of the right to vote his or her stock nor may right be essentially impaired, either by the legislature or by the corporation, without his or her consent, through amending the charter, or by by-law. (citations omitted).

Cf. Mills v. Electric Auto-Lite Co., 396 U.S. 375, 381, 90 S.Ct. 616, 620, 24 L.Ed.2d 593 (1970) (finding congressional belief that "[f]air corporate suffrage is an important right.") (citation omitted).

10. In pertinent part, § 38 read: "No change in the date fixed in the by-laws for the annual meeting shall be made within sixty days before the date stated in the by-laws." Mass.Gen.Laws Ann. ch. 156B, § 38 (West 1970).

11. *See* Mass.Gen.Laws Ann. ch. 156B, § 38 (West Supp.1989) (repealed by St.1986, c. 186, § 7).

tion that the Board is competent and vigilant, it is reasonable to assume that the by-laws's retention was deliberate, and continues to be a viable protection for Norton shareholders. Defense counsel referred to the continued presence of Article VII(e) as "vestigial." This court is unwilling to take such a view. The shareholders cannot be asked to read the directors' minds. It is well-settled that objective manifestations of intent, not subjective ones, control matters of contract. *See Pahlavi v. Palandjian*, 809 F.2d 938 (1st Cir.1987) (citing Restatement (Second) of Contracts, § 2, comment b (1981)). *See also Eustis Mining Co. v. Beer, Sondheimer & Co.*, 239 F. 976, 984 (S.D.N.Y.1917) (Hand, J.) ("It makes not the least difference whether a promisor actually intends that meaning which the law will impose on his words. The whole House of Bishops might satisfy us that he intended something else, and it would make not a particle of difference in his obligation.").

As has been stated above, this court holds that the two relevant by-laws provisions are clear and unambiguous. But even assuming ambiguity, this court interprets the by-laws as proscribing the attempt by the Norton Board to change the date of the annual meeting from April 26, 1990 to June 26, 1990.

III.

[13] Because no material facts are disputed, this motion is properly formed as one for partial summary judgment with respect to Count Five of ER's Amended Verified Complaint For Declaratory And Injunctive Relief. Plaintiff seeks a permanent injunction to assure its judgment. Defense counsel urged the court at oral argument that, even if the court were to find summary judgment proper, satisfaction of the four-pronged test for preliminary injunctions is, nonetheless, required for the equitable relief plaintiff seeks. *See Planned Parenthood League of Massachusetts v. Bellotti*, 641 F.2d 1006, 1009 (1st Cir.1981) (conditioning preliminary injunctive relief upon consideration of (1) plaintiff's likelihood of success on the merits, (2) irreparable harm, (3) balance of harms, and (4) the public interest). While neither side cited any law on this point, this court assumes, *arguendo*, that defendants are correct. *See Durango Herald, Inc. v. Riddle*, 719 F.Supp. 941, 946 (1988) ("The standard for permanent injunction is essentially the same as that for preliminary injunction with the exception that a plaintiff must demonstrate actual success on the merits.").

ER has proven actual success on the merits. Both the plain meaning of the by-laws and their most reasonable interpretation compel the conclusion that the date of a Norton annual meeting cannot be changed within sixty days of its scheduled occurrence, unless holding the annual meeting on the scheduled date has proven impossible.[12] Only in that case may a special meeting be held "in lieu of" the annual meeting.

In addition, irreparable harm to legitimate shareholder rights exists. The courts of this Circuit have recognized that delay in these contexts is deadly. *See Hyde Park*, 839 F.2d at 853; *San Francisco Real Estate*, 701 F.2d at 1003; *Newell*, 624 F.Supp. at 129. In addition, delay resulting in disenfranchisement may constitute irreparable harm. *See Danaher, supra* ("It is well-settled that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares...."); *Allen v. Prime, supra; Ocilla Industries v. Katz*, 677 F.Supp. at 1301.

Having established actual success on the merits—as opposed to a mere likelihood of success—the remaining factors are readily satisfied as well. The balance of harms clearly tips in ER's favor, because its legitimate interest in enforcing Norton's by-laws—a contract made for the sharehold-

12. Should the Board find that circumstances warrant, it can always move at the annual meeting for an adjournment to a later date. Such a procedure preserves the sanctity of the scheduled meeting date while, at the same time, providing the Board with an opportunity to state its case as to why postponement is in the best interests of the shareholders.

ers' benefit—must trump the Board's interest in circumscribing them.

Similarly, the public interest is also served because the Board's attempted action, which would tend to "violate[ ] public policy by upsetting the balance between the legitimate interests" of both sides, is prevented. *Seibert v. Milton Bradley Co.*, 380 Mass. 656, 662, 405 N.E.2d 131 (1980). Nor can the public interest, including the statutory constituencies relied on by Norton,[13] defeat ER's right. The public can have no legitimate interest in the abrogation of contract rights conferred upon Norton shareholders such as ER.

[14, 15] The same result would obtain if ER's plea were to be treated as one for specific performance of the by-laws' "contract." To justify such an order, a claimant must show that an adequate remedy at law is unavailable, and that the burdens of enforcement are not disproportionate to the advantages gained. *See Sanford v. Boston Edison Co.*, 316 Mass. 631, 634–35, 56 N.E.2d 1 (1944). *See generally*, E.A. Farnsworth, Contracts 826–38 (in addition to unavailability of adequate remedy at law, "a number of other limitations restrict the availability of specific performance."). Farnsworth, at 832. Damages cannot compensate ER for the loss of its contractual right to vote as a shareholder at an annual meeting on the date set by Norton's by-laws. The contract to be enforced by specific performance—the Norton by-laws—is not too indefinite "to provide the basis for an appropriate order." *Id.* Nor is there any question of owed performance, *id.* at 835, difficulty of enforcement, *id.* at 834, unfairness, *id.* at 837, or violation of public policy, *id.* at 838.

IV.

For the foregoing reasons, therefore, the Norton Board is ordered to restore the annual meeting to its original date of April 26, 1990. In addition, the record date for determining voter eligibility is to be restored to its original date of March 2, 1990. Furthermore, the parties are prohibited from taking any other action that would make impossible the convening of the annual meeting on April 26, 1990.[14]

An order will issue.


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13. *See* 1989 Mass. Acts c. 242, § 13 (amending statutory good faith considerations meriting protection under the business judgment rule to include the interests of employees, suppliers, customers, creditors, the community, and the local economy).

14. Given this court's determination that the by-laws prohibit Norton's efforts to extend the date for its annual meeting, it is unnecessary to reach ER's additional arguments and Norton's responses thereto.

EMPLOYERS INSURANCE OF WAUSAU, a Mutual Company, Plaintiff,

v.

COMMERCIAL UNION INSURANCE COMPANY, Defendant.

Civ. A. No. 89-1718-Mc.

United States District Court, D. Massachusetts.

May 2, 1990.

Wisconsin excess liability insurer sued Massachusetts insurer for tortious failure to settle action arising out of New York incident. On motion to transfer, the District Court, McNaught, J., held that New York was appropriate venue where settlement negotiations had taken place in New York, in which the Massachusetts insurer had an office, and majority of the witnesses were located in New York.

Motion granted.

1. Federal Courts ⟹144

To prevail on motion to transfer for convenience of the parties, the witnesses, and the interests of justice, defendants must overcome presumption in favor of